OPTEX SYSTEMS HOLDINGS, INC.
1420 Presidential Drive
Richardson, TX 75081

September 19, 2011

VIA EDGAR

Amanda Ravitz
Tom Jones
Tim Buchmiller
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           Optex Systems Holdings, Inc.

Gentlepersons:

We are in receipt of your letter to us, dated  August 12, 2011, regarding the Optex Systems Holdings, Inc.  Revised Preliminary Information Statement on Schedule 14C, filed August 8, 2011, File No. 0-54114 (the “Current Information Statement”).  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, we have included your comment (bolded) and each of our responses to your comment.

1.  To the extent applicable, please revise your disclosure in this filing to comply with our comment letter dated August 12, 2011 regarding your amended Registration Statement on Form S-1 filed on August 1, 2011.

We have so amended the Schedule 14C to provide updated information to the above and also to the more recent comment letter and amended Registration Statement on Form S-1, as relevant.

2.  Please revise the table on the second and fourth pages of your information statement to reflect the number of shares of common stock that will be issuable upon the conversion of your Series A preferred stock based on the stated value of your preferred shares after your registration statement has been declared effective.

We have so revised the tables.

I, on behalf of the Company, acknowledge that:

(i)   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

U.S Securities & Exchange Commission
May __, 2011

Very truly yours,

/s/ Stanley A. Hirschman

Stanley A. Hirschman
cc:  Jolie Kahn, Esq.